UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.

Press Release dated May 2, 2022 titled “Arcos Dorados Announces Early Results of Tender Offer for up to U.S.$150,000,000 Aggregate Principal Amount of its Outstanding 5.875% Notes Due 2027 (CUSIP NOS. 03965U AC4 / G0457F AC1) (the “2027 Notes Tender Offer”)”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: May 2, 2022

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS ANNOUNCES EARLY RESULTS OF TENDER OFFER FOR

UP TO U.S.$150,000,000 AGGREGATE PRINCIPAL AMOUNT OF ITS OUTSTANDING 5.875% NOTES DUE 2027 (CUSIP NOS. 03965U AC4 / G0457F AC1) (THE “2027 NOTES TENDER OFFER”)

Montevideo, Uruguay, May 2, 2022 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”) today announced early tender results in connection with its previously announced offer to purchase for cash up to U.S.$150,000,000 aggregate principal amount (the “2027 Notes Maximum Purchase Amount”) of its outstanding 5.875% Notes due 2027 (the “2027 Notes”).

The early tender date for the 2027 Notes Tender Offer was 5:00 p.m., New York City time, on April 29, 2022 (the “Early Tender Date”). Arcos Dorados has been advised by Global Bondholder Services Corporation, the information and tender agent (the “Information and Tender Agent”), that, as of the Early Tender Date, U.S.$230,292,000 million in aggregate principal amount of the 2027 Notes, or approximately 42.97% of the outstanding 2027 Notes, had been validly tendered (and not validly withdrawn) pursuant to the 2027 Notes Tender Offer. The 2027 Notes that have been validly tendered (and not validly withdrawn prior to or at the Early Tender Date) cannot be withdrawn, except as may be required by applicable law. Holders who validly tendered their 2027 Notes at or prior to the Early Tender Date, in the manner described in the Offer to Purchase (as defined below) and subject to the 2027 Notes Maximum Purchase Amount (as defined in the Offer to Purchase) will be eligible to receive the Total Consideration, which includes the Early Tender Premium, plus Accrued Interest (as defined in the Offer to Purchase), on the 2027 Notes Early Settlement Date, which is expected to be May 4, 2022, or as promptly as practicable thereafter.

The table below summarizes certain information regarding the 2027 Notes Tender Offer:

Notes	CUSIP and ISIN Number(s)	Principal Amount Outstanding	Late Tender Offer Consideration(1)	Early Tender Premium(1)	Total Consideration(1)
5.875% Notes due 2027	CUSIP: 03965U AC4/ G0457F AC1 ISIN: US03965U AC45/ USG0457F AC17	U.S.$535,986,000	U.S.$999.38	U.S.$30.00	U.S.$1,029.38

(1)	Per U.S.$1,000 principal amount of applicable Notes, validly tendered, plus Accrued Interest (as defined in the Offer to Purchase).

The 2027 Notes Tender Offer will expire at 11:59 p.m., New York City time, on May 13, 2022, or any other date and time to which Arcos Dorados extends the 2027 Notes Tender Offer (such date and time, as it may be extended with respect to the 2027 Notes Tender Offer, the “2027 Notes Expiration Time”).

The obligation of Arcos Dorados to purchase 2027 Notes in the 2027 Notes Tender Offer is conditioned on the satisfaction or waiver of certain conditions described in the Offer to Purchase. Arcos Dorados reserves the right, in its sole discretion, to amend or terminate the 2027 Notes Tender Offer at any time.

The terms and conditions of the 2027 Notes Tender Offer are described in the offer to purchase dated April 18, 2022 (the “Offer to Purchase”).

As previously announced, Arcos Dorados will only accept U.S.$150,000,000 aggregate principal amount, proration factor of 59.65%, to not exceed the 2027 Notes Maximum Purchase Amount.

Given that Arcos Dorados has been advised by the Tender Agent and Information Agent that, as of the Early Tender Date, U.S.$230,292,000 in aggregate principal amount of the 2027 Notes, or approximately 42.97% of the outstanding 2027 Notes, had been validly tendered (and not validly withdrawn) pursuant to the 2027 Notes Tender Offer, Arcos Dorados will not accept any 2027 Notes for purchase after the date hereof. As any 2027 Notes validly tendered (and not validly withdrawn) in the 2027 Notes Tender Offer will be accepted for purchase by Arcos Dorados subject to the 2027 Notes Maximum Purchase Amount (as defined in the Offer to Purchase), purchases of validly tendered 2027 Notes will be prorated, as more fully described in the Offer to Purchase.

The information and tender agent for the 2027 Notes Tender Offer is Global Bondholder Services Corporation. To contact the information and tender agent, banks and brokers may call +1 (212) 430-3774, and others may call U.S. toll-free: +1 855-654-2014 or email contact@gbsc-usa.com. Additional contact information is set forth below.

By Mail, Hand or Overnight Courier: 65 Broadway – Suite 404 New York, NY 10006 Attention: Corporate Actions	By Facsimile Transmission: (for eligible institutions only) +1 (212) 430-3775 Attention: Corporate Actions Confirmation by Telephone +1 (212) 430-3774

Copies of the Offer to Purchase are available at the following web address: www.gbsc-usa.com/arcos

Any questions or requests for assistance or for additional copies of this notice may be directed to the dealer managers at their respective telephone numbers set forth below or, if by any Holder, to such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the 2027 Notes Tender Offer.

The dealer managers for the 2027 Notes Tender Offer are:

Citigroup Global Markets Inc.

388 Greenwich Street, 4th Floor Trading
New York, New York 10013
Attn: Liability Management Group
Telephone (U.S. Toll Free):
+ 1 (800) 558 3745
Telephone (U.S.):
+ 1 (212) 723-6106

Itaú BBA USA Securities Inc. 540 Madison Avenue, 24th Floor New York, New York 10022 Attn: Debt Capital Markets Telephone (U.S. Toll Free): +1 (888) 770-4828 Telephone (U.S.): +1 (212) 710-6749	J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 Attn: Latin America Debt Capital Markets Telephone (U.S. Toll Free): +1 (866) 846-2874 Telephone (U.S.): +1 (212) 834-7279	Santander Investment Securities Inc. 45 East 53rd Street New York, NY 10022 Attn: Liability Management Group Telephone (U.S. Toll Free): +1 (855) 404-3636 Telephone (U.S.): +1 (212) 940-1442

This notice does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The 2027 Notes Tender Offer is made only by and pursuant to the terms of the Offer to Purchase, and the information in this notice is qualified by reference to the Offer to Purchase. None of Arcos Dorados, the dealer managers or the information and tender agent makes any recommendation as to whether Holders should tender their Notes pursuant to the 2027 Notes Tender Offer.

Investor Relations Contact	Media Contact
Dan Schleiniger	David Grinberg
VP of Investor Relations	VP of Corporate Communications
Arcos Dorados	Arcos Dorados
daniel.schleiniger@ar.mcd.com	david.grinberg@mcd.com.uy

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About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,250 restaurants, operated by the Company or by its sub-franchisees, that together employ over 90 thousand people (as of 03/31/2022). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.